UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STEN Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85916A 10 1

(CUSIP Number)

April Hamlin

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85916A 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bradley Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 146,897

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 146,897

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 85916A 10 1

Item 1.	Security and Issuer

(a)           Title of Class of Securities: Common Stock, $.01 par value

(b)           Name of Issuer:  STEN Corporation (the “Company”)

(c)           Address of Issuer’s Principal Executive Offices:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

Item 2.	Identity and Background

(a)           Name of Person Filing:   Bradley Berman

(b)           Business Address:

c/o Lakes Entertainment, Inc.

130 Cheshire Lane

Minnetonka, MN 55305

(c)           Principal Occupation or Employment:   Mr. Berman is the President of King Show Games, LLC.

(d)           Conviction in a criminal proceeding during the last five years:   No

(e)           Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:   No

(f)            Citizenship:   Mr. Berman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Berman acquired 46,897 shares of the Company’s common stock in open market transactions from August 16 to October 15, 2007 using personal funds.

Item 4.	Purpose of Transaction

Mr. Berman acquired the Company’s common stock for investment purposes.  Mr. Berman has no plans or proposals that relate to or would result in any of the transactions or changes described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Number and Percentage of Class beneficially owned:

As of October 11, 2007, Brad Berman holds 146,897 shares of common stock of the Company, which represents 7.4% of the Company’s common stock based upon 1,990,957 shares outstanding as of July 30, 2007 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007.

(b)           For information on voting and dispositive power with respect to the above listed shares, see Items 5-8.

(c)           Recent Transactions in Securities of the Issuer:

On August 23, 2007, Brad Berman purchased 5,397 shares of common stock of the Company at the following prices:  1,300 shares at $3.49 and 4,097 shares at $3.50.

On September 25, 2007, Brad Berman purchased 1,500 shares of common stock of the Company at the following prices:  400 shares at $3.0975, 100 shares at $3.10, 100 shares at $3.24, and 900 shares at $3.25.

On October 11, 2007, Brad Berman purchased 40,000 shares of common stock of the Company at $2.50 per share.

(d)           Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)           Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2007
Date
/s/ Bradley Berman
Signature
Bradley Berman
Name/Title